UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

IGNYTA, INC.

(Name of Subject Company)

IGNYTA, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

451731103

(CUSIP Number of Class of Securities)

Jonathan E. Lim, M.D.

President and Chief Executive Officer

Ignyta, Inc.

4545 Towne Centre Court

San Diego, California 92121

(858) 255-5959

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Charles K. Ruck

Cheston J. Larson

Michael E. Sullivan

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, California 92130

(858) 523-5400

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On January 3, 2018, Jonathan Lim, the President and Chief Executive Officer of Ignyta, Inc. (the “Company”), distributed the following “Frequently Asked Questions” to the Company’s employees:

Ignyta, Inc. - Employee Questions and Answers

General Information

We appreciate and understand our employees’ desire for on-going communication and information in connection with the Company’s pending acquisition by Roche Holdings, Inc. (“Roche”). Thank you for your patience and understanding throughout this process. We have received a number of questions from employees about the transaction and how it will impact them. While we are not able to answer every question at this time, we will attempt to answer as many and as frequently as we can, and we are committed to transparency and communication during this process. For now it is very important that we all remain focused on running our business for the potential benefit of patients with cancer. Set forth below are answers to a few of the most frequently asked questions we have received from employees.

Employee Questions

1.	What was announced on December 21, 2017 regarding Ignyta and Roche?

Roche and Ignyta announced they have entered into a definitive merger agreement for Roche to fully acquire Ignyta at a price of $27.00 per share in an all-cash transaction, a significant premium over the previous trading price of Ignyta’s common stock.

Under the terms of the merger agreement, Roche will commence a tender offer (the “Tender Offer”) no later than January 16, 2018, to acquire all outstanding shares of Ignyta common stock, and Ignyta will file a recommendation statement containing the unanimous recommendation of the Ignyta board that Ignyta’s stockholders tender their shares to Roche.

2.	When is the transaction expected to close?

The transaction is expected to close in the first half of 2018.

3.	Why does this agreement make sense strategically?

Ignyta’s focus remains on patients and our long-term vision continues to be to eradicate residual disease – the source of recurrence and relapse – in precisely defined patient populations. I personally can think of no more exciting way for Ignyta to be able to achieve our long-term goal of eradicating residual disease than by combining with Roche/Genentech: We can now accelerate the realization of that vision, since there is no denying that Roche/Genentech is a global leader in oncology and personalized healthcare, with a long and successful track record.

They were pioneers in this space with the biologics Rituxan and Avastin, and now the more recent targeted small molecules, such as Zelboraf and Alecensa, along with their major presence in the IO space with the anti-PD-L1 antibody, Tecentriq. So this merger clearly aligns with what has been Ignyta’s development focus since its inception and will advance our joint efforts to help bring innovative treatments to patients with cancer.

4.	What does this agreement mean for Ignyta?

This is exciting news for Ignyta, as we prepare to submit 2 NDAs and a PMA in 2018 in order to potentially launch entrectinib in 2 different indications in 2019, and also prepare for RXDX-106 to potentially enter the clinic in early 2018. Combining with Roche, a global leader in oncology and personalized healthcare, allows us to leverage a global, world class organization and infrastructure to ensure strong execution of our development, regulatory and commercialization priorities for entrectinib and our pipeline.

5.	How will the transaction with Roche affect the employees of Ignyta?

Ignyta and Roche/Genentech will continue to operate as separate, independent entities prior to the closing of the transaction, and Ignyta will continue its normal business activities. You will continue reporting to your current manager and, except as indicated below, your compensation and job responsibilities will remain unchanged prior to the closing of the transaction.

As with any combination involving two companies, there is the possibility of overlaps in existing job functions that may result in some changes in duties and workforce reductions. We will communicate new information when it becomes available, and will provide answers to questions as soon as possible once decisions are made.

6.	Is there a severance plan for Ignyta employees?

Yes. Ignyta has adopted a severance plan for employees who do not participate in the executive severance plan. A copy of the new severance plan will be provided to Ignyta employees.

In general, the severance plan provides for the following in exchange for signing a general release of claims if a covered employee is involuntarily terminated within 12 months following a change in control, such as the transaction with Roche:

•	A cash severance payment ranging from 3 months to 6 months of the individual’s base salary, based on the position at Ignyta.

•	COBRA benefits for a period of time ranging from 4 to 6 months, based on the individual’s position at Ignyta.

•	Outplacement services, based on the individual’s position at Ignyta.

7.	Will I receive my 2017 bonus and a salary increase?

The performance review process will still take place and Ignyta employees will receive their 2017 corporate bonuses on or before January 31, 2018, and will also receive a salary increase effective January 1, 2018.

8.	Will I receive my 2017 annual equity award?

Ignyta employees were granted their 2017 annual equity awards on December 22, 2017. These awards were granted in the form of restricted stock units (“RSUs”). These RSUs will vest over four years in four equal installments on each anniversary of the date of grant and will vest in full upon a change in control of Ignyta. We are currently preparing the individual award agreements and they will be distributed as soon as practicable.

9.	I have unvested RSUs. What happens to my RSUs now?

Assuming you remain employed with Ignyta until the closing of the transaction, then at the closing of the transaction, your outstanding, unvested RSU awards, including the RSU awards granted to you as your 2017 annual equity award on December 22, 2017, will by virtue of the transaction and without any action on your part, be cancelled and converted into the right to receive a cash payment through Ignyta payroll equal to $27.00 for each RSU subject to the award, less any applicable taxes or other withholdings required by law. After cancellation, your RSU awards will cease to exist.

Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation.

10.	I have vested and unvested stock options. What happens to my stock options now?

Assuming you remain employed with Ignyta until the closing of the transaction, then at the closing of the transaction, any of your stock options that are outstanding, whether vested or unvested, will by virtue of the transaction and without any action on your part, be cancelled and converted into the right to receive a cash payment through Ignyta payroll equal to the excess of $27.00 over the per share exercise price of such option times the number of shares subject to such option, less any applicable taxes or other withholdings required by law. After cancellation, your options will cease to exist.

Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation.

11.	What happens if I voluntarily resign prior to the closing of the transaction?

If you voluntarily terminate your employment at any time prior to the closing of the transaction, you will not be entitled to any severance pay or benefits and your unvested equity awards will terminate.

12.	What happens if I exercise my currently vested stock options before the transaction closes?

You may exercise your vested stock options in accordance with our normal procedures for exercising options, which require pre-clearance. If you are planning to sell your shares, including doing a same-day sale, you may do so only in an open trading window and as long as you are not in possession of material non-public information and follow our pre-clearance procedures for selling. However, our trading window is currently closed. [Although we typically open the trading window for employees three business days after the public release of earnings data for the fourth quarter of 2017, given current circumstances we may not open the trading window, or we may be required to close the trading window early and without advance notice.]

Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation.

13.	What happens to the Ignyta shares that I own?

The Tender Offer has not yet commenced. At the time the Tender Offer is commenced, you will be provided with an opportunity to tender the shares in exchange for $27.00 per share, without interest. You may also sell your shares during an open trading window (see Question 10). Please see below under “Additional Information and Where to Find It” for important information with respect to the Tender Offer.

14.	Is there anything I need to do now in preparation for the close of the transaction related to my options or RSUs or any shares I own? Do I need to register them anywhere?

Details concerning proceeds and receiving your transaction consideration will be provided in the tender offer documents to be filed by Roche and the Company’s public filings regarding the transaction, which will be filed in January.

15.	What happens to my benefits?

Ignyta employees will continue on Ignyta benefits until at least the time of the deal closing. Any further information will be forthcoming as part of the transition plan.

16.	Will there still be a 401(k) match made for 2017?

Yes, as soon as the calculations are finalized, Ignyta will provide the funds for the employer match. Employer matching contributions are 100% vested immediately.

Business Operations

17.	What may I say to partners, suppliers and others that I have contact with in the normal course of business?

Management is reaching out to our partners, suppliers and key vendors. For those people that you are in contact with during the normal course of business, you can share the press release that was distributed to all employees and is also available on our company website. You may only communicate that we will not know any further information until the closing of the transaction.

18.	What should I do if I’m contacted by the media, the financial community, or other third parties about the transaction?

Should you be contacted by members of the media or financial community or other third parties regarding this transaction, please refer all inquiries directly to Jacob Chacko, CFO.

19.	If I have additional questions, who can I ask?

We encourage you to speak with your manager or any member of the senior management team. For any benefits related questions, please ask a member of the HR team. We realize that you may have many questions over the coming weeks. We will communicate new information when it becomes available and will provide answers to questions as soon as possible after decisions are made.

Additional Information and Where to Find It

The Tender Offer described above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Ignyta, Inc. (Ignyta). The solicitation and the offer to buy shares of Ignyta’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Roche Holdings, Inc. and Abingdon Acquisition Corp. intend to file with the Securities and Exchange Commission (“SEC”). In addition, Ignyta will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Ignyta on Schedule 14D-9 and related materials with respect to the Tender Offer and the merger, free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Ignyta under the “Investors” section of Ignyta’s website at www.ignyta.com. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF IGNYTA AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

The statements included above that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. These forward-looking statements include without limitation statements regarding the planned completion of the transactions contemplated by the Agreement and Plan of Merger dated as of December 21, 2017 by and among Ignyta, Inc., Roche Holdings, Inc. and Abingdon Acquisition Corp. (the “Merger Agreement”). Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and the merger; uncertainties as to the percentage of Ignyta stockholders tendering their shares in the tender offer; the possibility that competing offers will be made; the possibility that various closing conditions for the tender offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to Ignyta’s business, including the risks and uncertainties detailed in Ignyta’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Roche Holdings, Inc. and Abingdon Acquisition Corp. and the Solicitation/Recommendation Statement to be filed by Ignyta in connection with the tender offer.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and Ignyta undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.